EXHIBIT 99.2

Execution Version

Dated 9 May 2012

INTERXION HOLDING N.V.

as Company and Original Borrower

- and -

THE COMPANIES LISTED IN SCHEDULE 1

as Obligors

- with -

BARCLAYS BANK PLC

acting as Agent

- and -

BARCLAYS BANK PLC

acting as Security Trustee

AMENDMENT AGREEMENT

relating to a Senior Multicurrency Revolving Facility Agreement dated 1 February 2010,

as amended pursuant to a letter agreement dated 15 July 2010,

an amendment letter dated 3 November 2010

and a letter agreement dated 3 August 2011

and as amended and restated on the Effective Date

ABU DHABI    |    BEIJING    |    BRUSSELS     |    DÜSSELDORF    |    FRANKFURT    |    HONG KONG    |    LONDON     |     MILAN     |    MUNICH    |     NEW YORK     |    PALO ALTO    |    PARIS    |    ROME    |    SAN FRANCISCO    |    SÃO PAULO    |    SHANGHAI    |    SINGAPORE    |    TOKYO    |    TORONTO     |    WASHINGTON, DC

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	EFFECTIVE DATE	2

3.	REPRESENTATIONS	3

4.	AMENDMENTS TO ORIGINAL REVOLVING FACILITY AGREEMENT	3

5.	SECURITY AND GUARANTEE CONFIRMATION	3

6.	COSTS AND EXPENSES	4

7.	MISCELLANEOUS	4

8.	GOVERNING LAW	4

SCHEDULE 1 OBLIGORS		5

The Original Borrower		5

The Guarantors		5

SCHEDULE 2 CONDITIONS PRECEDENT		6

SCHEDULE 3 AMENDED AND RESTATED REVOLVING FACILITY AGREEMENT		10

THIS AMENDMENT AGREEMENT is made by way of deed on 9 May 2012

BETWEEN:

(1)	INTERXION HOLDING N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands and its address at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, registered with the Trade Register of the Chamber of Commerce under registration number 33301892 (the “Original Borrower” and the “Company”);

(2)	THE COMPANIES listed in Schedule 1 (Obligors) as Obligors;

(3)	BARCLAYS BANK PLC as Agent; and

(4)	BARCLAYS BANK PLC as Security Trustee.

WHEREAS:

(A)	The Original Borrower, the Original Guarantor, the Company, the Arrangers, the Original Lenders, the Original Hedge Counterparty, the Agent and the Security Trustee entered into a Senior Multicurrency Revolving Facility Agreement dated 1 February 2010, as amended pursuant to a letter agreement dated 15 July 2010, an amendment letter dated 3 November 2010 and a letter agreement dated 3 August 2011, pursuant to which the Lenders initially made available to the Original Borrower a multicurrency revolving loan facility in an amount of EUR 60,000,000 (the “Original Revolving Facility Agreement”).

(B)	The Company has requested that various amendments be made to the terms of the Original Revolving Facility Agreement pursuant to Clause 38 (Amendments and Waivers) of the Original Revolving Facility Agreement.

(C)	The Agent (for itself and on behalf of the Finance Parties) and the Obligors have agreed to enter into this Amendment Agreement in order to amend the terms of the Original Revolving Facility Agreement in the manner set out below and in the form set out in Schedule 3 to this Amendment Agreement.

(D)	The Agent has been authorised to enter into this Amendment Agreement by all the Lenders and the Original Hedge Counterparty.

NOW IT IS HEREBY AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Amendment Agreement:

“Amendment and Restatement Documents” means:

(a)	this Amendment Agreement; and

(b)	the New Transaction Security Documents.

“Effective Date” means the Business Day on which the Agent shall have confirmed in writing that it has received all the documents listed in Schedule 2 (Conditions Precedent) to this Amendment Agreement and that each such document is, in form and substance, satisfactory to the Agent, acting reasonably.

“Existing Transaction Security Documents” means all Transaction Security Documents excluding the New Transaction Security Documents.

“Limited Security Document” has the meaning given to it in Clause 5(a)(ii).

“New Transaction Security Documents” means the security and other confirmation documents referred to in paragraphs 2(a) to (r) of Schedule 2 (Conditions Precedent) to this Amendment Agreement.

1.2	Incorporation of defined terms

(a)	Unless a contrary indication appears, a term defined in the Original Revolving Facility Agreement has the same meaning when used herein.

(b)	The principles of construction set out in Clause 1 (Definitions and Interpretation) of the Original Revolving Facility Agreement shall also apply in the interpretation hereof as if expressly set out herein with each reference to the “Agreement” being deemed to be a reference to this Amendment Agreement.

1.3	Clauses

In this Amendment Agreement, any reference to a “Clause” or a “Schedule” is, unless the context otherwise requires, a Clause of or a Schedule to this Amendment Agreement.

1.4	Third party rights

Unless expressly provided to the contrary in a Finance Document, a person who is not a party to this Amendment Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Amendment Agreement.

1.5	Designation

In accordance with the Original Revolving Facility Agreement, each of the Company and the Agent designate this Amendment Agreement as a Finance Document.

1.6	Deed

This Amendment Agreement is to take effect as a deed notwithstanding that the Agent or the Security Trustee may have executed it under hand only.

2.	EFFECTIVE DATE

2.1	Subject on the date hereof and on the Effective Date to:

(a)	no Default having occurred which is continuing; and

(b)	the representations and warranties set out in Clause 3 (Representations) of this Amendment Agreement being true and accurate,

the amendments to the Original Revolving Facility Agreement referred to in Clause 4 (Amendments to Original Revolving Facility Agreement) of this Amendment Agreement shall take effect on the Effective Date in accordance with their terms. If the Effective Date has not occurred by (and including) 11.59 p.m. on 30 April 2012 (or such later date as the Agent acting on behalf of the Finance Parties may agree) none of the amendments referred to in Clause 4 (Amendments to Original Revolving Facility Agreement) of this Amendment Agreement will take effect.

3.	REPRESENTATIONS

3.1	Each Obligor makes the Repeating Representations and the representations in clauses 20.8 (Deduction of tax), 20.9 (No filing or stamp taxes), 20.17 (Security and Financial Indebtedness) and 20.18 (Ranking) of the Original Revolving Facility Agreement on the date hereof and on the Effective Date as if references to the “Transaction Documents”, “Transaction Security Documents”, “Transaction Security” and “Finance Documents” were references to the “Transaction Documents”, “Transaction Security Documents”, “Transaction Security” and the “Finance Documents” as amended and supplemented by this Amendment Agreement and the other Amendment and Restatement Documents, with reference to the facts and circumstances then existing and as if references in those representations in the Original Revolving Facility Agreement to the “date of this Agreement” were references to the date of this Amendment Agreement or the Effective Date (as the case may be).

4.	AMENDMENTS TO ORIGINAL REVOLVING FACILITY AGREEMENT

4.1	The parties hereto agree that with effect from the Effective Date, the Original Revolving Facility Agreement shall be varied and amended by this Amendment Agreement and shall be deemed to take effect in the form set out in Schedule 3 (Amended and Restated Revolving Facility Agreement) of this Amendment Agreement.

4.2	Subject to the terms of this Amendment Agreement, the Original Revolving Facility Agreement will remain in full force and effect and as from the Effective Date references in the Original Revolving Facility Agreement to “this Agreement”, “hereunder”, “herein” and like terms or to any provision of the Original Revolving Facility Agreement shall be construed as a reference to the Original Revolving Facility Agreement, or such provision, as amended by this Amendment Agreement.

4.3	Except as otherwise provided in this Amendment Agreement, the Finance Documents remain in full force and effect.

5.	SECURITY AND GUARANTEE CONFIRMATION

Each Obligor hereby represents, warrants and confirms to and for the benefit of each Finance Party on the date hereof and on the Effective Date that:

(a)

(i)	the Security created by the Existing Transaction Security Documents to which it is a party extends where it purports to do so to the liabilities and obligations of the Obligors under the Original Revolving Facility Agreement as amended by this Amendment Agreement and that the obligations of the Obligors arising under or in connection with this Amendment Agreement and the Original Revolving Facility Agreement (as amended by this Amendment Agreement) and the other Amendment and Restatement Documents form part of (but do not limit) the obligations secured under the Existing Transaction Security Documents; or

(ii)	where the Security created by the Existing Transaction Security Documents to which it is a party does not, without doubt, extend to the liabilities and obligations of the Obligors under this Amendment Agreement, the Original Revolving Facility Agreement (as amended by this Amendment Agreement) and the other Amendment and Restatement Documents (each such Existing Transaction Security Documents a “Limited Security Document”), New Transaction Security Documents to which it is a party have been concluded by it over the assets subject to the relevant Limited Security Documents and such New Transaction Security Documents secure all liabilities and obligations of the Obligors under this Amendment Agreement, the Original Revolving Facility Agreement (as amended by this Amendment Agreement) and the other Amendment and Restatement Documents.

(b)	the Security created or conferred under the Existing Transaction Security Documents to which it is a party continue in full force and effect in accordance with their terms notwithstanding the Amendment and Restatement Documents and the amendments to the Original Revolving Facility Agreement pursuant to this Amendment Agreement; and

(c)	subject to the jurisdictional guarantee limitations set out in Clause 19 (Guarantee and Indemnity) of the Original Revolving Facility Agreement (as amended pursuant to the terms of this Amendment Agreement), its guarantee of the obligations and liabilities of the other Obligors to the Finance Parties on the terms of the Original Revolving Facility Agreement extends where it purports to do so to the liabilities and obligations of the Obligors to the Finance Parties under the Original Revolving Facility Agreement (as amended by this Amendment Agreement) and such guarantee continues in full force and effect in accordance with its terms.

6.	COSTS AND EXPENSES

In accordance with Clause 18.2 (Amendment costs) of the Original Revolving Facility Agreement, the Company shall (or shall procure that an Obligor will), within three Business Days of demand, reimburse each of the Agent and the Security Trustee for the amount of all costs and expenses (including, but not limited to, legal fees up to any agreed cap plus VAT (if any) and disbursements) reasonably incurred by the Agent and the Security Trustee in the negotiation, preparation, arrangement and execution of this Amendment Agreement and the Amendment and Restatement Documents and the completion of the transactions contemplated herein and therein.

7.	MISCELLANEOUS

7.1	Clauses 33 (Notices), 35 (Partial Invalidity), 39 (Counterparts), 41 (Enforcement) and 42 (Special provisions regarding enforcement under the laws of Spain) of the Original Revolving Facility Agreement shall be deemed incorporated in this Amendment Agreement (with such conforming amendments as the context requires) as if set out herein with each reference to “Finance Document”, “the Finance Documents” or this “Agreement” being deemed to be a reference to this Amendment Agreement.

7.2	Failure by one or more parties (“Non-Signatories”) to execute this Amendment Agreement on the date hereof will not invalidate the provisions of this Amendment Agreement as between the other parties who do execute this Amendment Agreement. Such Non-Signatories may execute this Amendment Agreement (or a counterpart thereof) on a subsequent date and will thereupon become bound by its provisions.

8.	GOVERNING LAW

This Amendment Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with English law.

IN WITNESS WHEREOF the parties hereto have caused this Amendment Agreement to be duly executed as a deed, and this Amendment Agreement is intended to be and is delivered by them as a deed, on the date first written above.

SCHEDULE 1

OBLIGORS

The Original Borrower

Name of Borrower	Place of Incorporation/ Registration	Registration number (or equivalent, if any)
InterXion Holding N.V.	Netherlands	33301892

The Guarantors

Name of Guarantor	Place of Incorporation/ Registration	Registration number (or equivalent, if any)
InterXion Holding N.V.	Netherlands	33301892

InterXion HeadQuarters B.V.	Netherlands	34128125

InterXion Nederland B.V.	Netherlands	34116837

InterXion Operational B.V.	Netherlands	34389232

InterXion Datacenters B.V.	Netherlands	27174186

Interxion Belgium NV	Belgium	RPR Brussel 0471.625.579

Interxion Danmark ApS	Denmark	CVR No. 2514 7022

Interxion France S.A.S. (formerly Interxion France S.A.R.L.)	France	423 945 799 RCS Paris

Interxion Deutschland GmbH	Germany	HRB 47103, commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main

Interxion Ireland Ltd	Republic of Ireland	321944

Interxion España S.A.	Spain	CIF A82517731 (registered with the Commercial Registry of Madrid in volume 14952, section 8, book 0, page M-249071)

Interxion Carrier Hotel Limited	United Kingdom	03753969

SCHEDULE 2

CONDITIONS PRECEDENT

1.	Corporate Formalities

(a)	A copy of the constitutional documents of each Obligor or a certificate of an authorised signatory of each relevant Obligor confirming that the constitutional documents previously delivered to the Agent for the purposes of the Original Revolving Facility Agreement have not been amended and remain in full force and effect.

(b)	In respect of an Obligor incorporated in Belgium, the constitutional documents shall include (i) up-to-date articles of association, (ii) a KBO certificate not older than 20 calendar days as of the Effective Date, and (iii) a non-insolvency certificate not older than 20 calendar days as of the Effective Date.

(c)	If an Obligor is incorporated in France, an up-to-date certified copy of its by-laws (statuts), an extract k-bis (extrait k-bis), a non-bankruptcy certificate (certificat de non-faillite) and a privilege and liens statement (état des privilèges et nantissements) dated no more than 15 days prior to the date of the Amendment Agreement.

(d)	A copy of a resolution of the board of directors (and/or where appropriate, of the shareholders and/or the supervisory board) of each Obligor (in the case of an Obligor incorporated in Spain, notarised before a Spanish Notary Public):

(i)	approving the terms of, and the transactions contemplated by, the Amendment Agreement and each of the other Amendment and Restatement Documents to which it is party and resolving that it execute such documents, and in respect of an Obligor incorporated in Belgium setting out the reasons why the board of directors of the Belgian Obligor considered that the entry into this Amendment Agreement and the other Amendment and Restatement Documents to which it is a party, is of benefit to the Belgian Obligor; and

(ii)	designating authorised officers of the relevant Obligor to execute the Amendment Agreement and each of the other Amendment and Restatement Documents to which it is party and any other documents required in connection with the transactions contemplated hereby and thereby.

(e)	A certificate of an authorised signatory of each Obligor setting out the names and signatures of the persons authorised to sign on behalf of each such Obligor the Amendment Agreement and each of the other Amendment and Restatement Documents to which it is party and all other documents to be executed in connection herewith.

(f)	A certificate of an authorised signatory of each Obligor confirming that the borrowing or guaranteeing of the Total Commitments (as defined in the Amendment Agreement) will not cause any borrowing, guaranteeing or similar limit on it to be exceeded.

2.	Transaction Security Documents and related documents

(a)	A Belgian law confirmation agreement in relation to the Transaction Security Documents governed by Belgian law.

(b)	A Danish law Second Ranking Receivables Assignment and Charge Agreement to be granted by InterXion Danmark ApS in favour of the Secured Parties and Barclays Bank PLC as Security Trustee, together with a copy of all notices required to be sent thereunder executed by InterXion Danmark ApS and duly acknowledged by the addressees.

(c)	A Danish law Second Ranking Account Pledge Agreement to be granted by InterXion Danmark ApS in favour of the Secured Parties and Barclays Bank PLC as Security Trustee, together with a copy of all notices required to be sent thereunder executed by InterXion Danmark ApS.

(d)	A Danish law Second Ranking Share Pledge Agreement to be granted by InterXion Operational B.V. in favour of the Secured Parties and Barclays Bank PLC as Security Trustee in respect of the shares in InterXion Danmark ApS, together with a copy of the notice required to be sent thereunder executed by InterXion Operational B.V. and duly acknowledged by InterXion Danmark ApS, together with a copy of the share register of InterXion Danmark ApS recording the second ranking pledge.

(e)	A Dutch law confirmation agreement between each Dutch Obligor and the Security Trustee.

(f)	An English law share charge to be granted by InterXion Operational B.V. in favour of Barclays Bank PLC as Security Trustee in respect of the shares of InterXion Carrier Hotel Limited.

(g)	An English law bank account and intercompany receivables charge to be granted by InterXion Carrier Hotel Limited in favour of Barclays Bank PLC as Security Trustee.

(h)	A French law confirmation letter issued by Interxion France S.A.S in favour of Barclays Bank PLC as Security Trustee with respect to:

(i)	the first ranking bank account pledge dated 8 July 2010 and the second ranking bank pledge agreement dated 11 November 2010, both granted by Interxion France S.A.S over the bank account referenced therein; and

(ii)	the first ranking receivable pledge agreement dated 8 July 2010 and the second ranking receivable pledge agreement dated 11 November 2010, both granted by Interxion France S.A.S.

(i)	A French law confirmation letter issued by Interxion Operational B.V. in favour of Barclays Bank PLC as Security Trustee with respect to (i) the first ranking securities account pledge agreement dated 15 July 2010, and (ii) the second ranking securities account pledge agreement dated 11 November 2010, both granted by Interxion Operational B.V over the financial securities account it holds in Interxion France S.A.S.

(j)	A junior ranking German law share pledge agreement to be granted by InterXion Operational B.V. in favour of Barclays Bank PLC as Security Trustee in respect of the shares of InterXion Deutschland GmbH.

(k)	A junior ranking German law bank account pledge agreement to be granted by InterXion Deutschland GmbH in favour of Barclays Bank PLC as Security Trustee.

(l)	A junior ranking German law intragroup receivables pledge agreement to be granted by InterXion Deutschland GmbH in favour of Barclays Bank PLC as Security Trustee.

(m)	An Irish law share charge to be granted by InterXion Operational B.V. in favour of Barclays Bank PLC as Security Trustee in respect of the shares of InterXion Ireland Limited.

(n)	An Irish law bank account and intercompany receivables charge to be granted by InterXion Ireland Limited in favour of Barclays Bank PLC as Security Trustee.

(o)	A notarised deed of second ranking Spanish law share pledge agreement over the shares of Interxion España S.A. entered into between Interxion Operational B.V. as pledgor and Barclays Bank PLC as Security Trustee.

(p)	A notarised deed of second ranking Spanish law pledge agreement over bank accounts entered into between Interxion España S.A. as pledgor and Barclays Bank PLC as Security Trustee.

(q)	A notarised deed of first ranking Spanish law pledge agreement over the bank account of Interxion España S.A. entered into between Interxion España S.A. as pledgor and Barclays Bank PLC as Security Trustee.

(r)	A letter of confirmation confirming the cancellation of the inter-company loans under the first-ranking Spanish law pledge agreement dated 12 February 2010 and confirming the obligation to create Spanish law pledge agreements over inter-company loan receivables which Interxion España S.A may have against the Borrower or other companies belonging to Borrower’s group from time to time.

3.	Legal Opinions

(a)	A legal opinion of Shearman & Sterling (London) LLP to the Agent as to matters of English law in connection with this Amendment Agreement and the Amendment and Restatement Documents that are governed by English law in form and substance satisfactory to the Agent.

(b)	A legal opinion of Linklaters LLP, legal advisor to the Company as to matters of Netherlands law concerning the capacity of the Obligors incorporated in the Netherlands to enter into the Amendment Agreement and the other Amendment and Restatement Documents to which they are a party.

(c)	A legal opinion of Van Doorne N.V., as to matters of Netherlands law, concerning the enforceability of each Transaction Security Document entered into on the Effective Date that is governed by Netherlands law.

(d)	A legal opinion of Linklaters LLP in Paris, as to matters of French law, concerning the capacity of Interxion France S.A.S. to enter into the Amendment Agreement and the other Amendment and Restatement Documents to which it is a party.

(e)	A legal opinion of Shearman & Sterling LLP, Paris, as to matters of French law, concerning the enforceability of each Transaction Security Document entered into on the Effective Date that is governed by French law.

(f)	A legal opinion of Linklaters LLP in Germany, as to matters of German law, concerning the capacity of Interxion Deutschland GmbH to enter into the Amendment Agreement and the other Amendment and Restatement Documents to which it is a party.

(g)	A legal opinion of Shearman & Sterling LLP, Germany, as to matters of German law, concerning the enforceability of each Transaction Security Document entered into on the Effective Date that is governed by German law.

(h)	A legal opinion of Linklaters, S.L.P., as to matters of Spanish law, concerning the capacity of Interxion España S.A., to enter into the Amendment Agreement and the other Amendment and Restatement Documents to which it is a party.

(i)	A legal opinion of Uría Menéndez, S.L.P., as to matters of Spanish law, concerning the enforceability of each Transaction Security Document entered into on the Effective Date that is governed by Spanish law.

(j)	A legal opinion of Lydian, as to matters of Belgian law, concerning the capacity of the Obligors incorporated in Belgium to enter into the Amendment Agreement and the other Amendment and Restatement Documents to which they are a party and the enforceability of each Transaction Security Document entered into on the Effective Date that is governed by Belgian law.

(k)	A legal opinion of Arthur Cox, as to matters of Irish law, concerning the capacity of Interxion Ireland Limited to enter into the Amendment Agreement and the other Amendment and Restatement Documents to which it is a party.

(l)	A legal opinion of A&L Goodbody, as to matters of Irish law, concerning the enforceability of each Transaction Security Document entered into on the Effective Date that is governed by Irish law.

(m)	A legal opinion of Bech-Bruun, as to matters of Danish law, concerning the enforceability of each Transaction Security Document entered into on the Effective Date that is governed by Danish law.

(n)	A legal opinion of Kromann Reumert, as to matters of Danish law, concerning the capacity of Interxion Danmark ApS to enter into the Amendment Agreement and the other Amendment and Restatement Documents to which it is a party.

4.	Other documents and evidence

(a)	In the case of a Spanish Obligor, evidence that the Amendment Agreement has been raised to the status of Spanish public document by granting a public deed before a Spanish Notary Public.

(b)	Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 6 (Costs and Expenses) of this Amendment Agreement and pursuant to any Fee Letter have been paid or will be paid on or prior to the Effective Date.

(c)	A copy of the organisational chart of the Group and a certification from the Company that such chart is true, complete and accurate in all material respects and that there are no minority interests in the Obligors (other than the Company) as of the date of this Agreement and on the Effective Date.

SCHEDULE 3

AMENDED AND RESTATED REVOLVING FACILITY AGREEMENT

SIGNATORIES

The Company

EXECUTED AS A DEED by:

INTERXION HOLDING N.V.

By: D.C. Ruberg

By: /s/ D.C. Ruberg
The Obligors

EXECUTED AS A DEED by:

INTERXION HOLDING N.V.

By: D.C. Ruberg

By: /s/ D.C. Ruberg

EXECUTED AS A DEED by:

INTERXION HEADQUARTERS B.V.

By: D.C. Ruberg

By: /s/ D.C. Ruberg

EXECUTED AS A DEED by:

INTERXION NEDERLAND B.V.

By: D.C. Ruberg

By: /s/ D.C. Ruberg

EXECUTED AS A DEED by:

INTERXION OPERATIONAL B.V.

By: D.C. Ruberg

By: /s/ D.C. Ruberg

EXECUTED AS A DEED by:

INTERXION DATACENTERS B.V.

By: D.C. Ruberg

By: /s/ D.C. Ruberg

EXECUTED AS A DEED by:

INTERXION BELGIUM NV

By: J. Camman

By: /s/ J. Camman

EXECUTED AS A DEED by:

INTERXION DANMARK ApS

By: J. Camman

By: /s/ J. Camman

EXECUTED AS A DEED by:

INTERXION FRANCE S.A.S.

By: Febrice Coquio

By: /s/ Febrice Coquio

By: J. Camman

By: /s/ J. Camman

EXECUTED AS A DEED by:

INTERXION DEUTSCHLAND GMBH

By: J. Camman

By: /s/ J. Camman

By: Peter Karl Knapp

By: /s/ Peter Karl Knapp

GIVEN UNDER THE COMMON SEAL OF

INTERXION IRELAND LTD IN THE PRESENCE OF: DIRECTOR/SECRETARY By: J. Camman By: /s/ J. Camman DIRECTOR By: T. Duncan By: /s/ T. Duncan

EXECUTED AS A DEED by:

INTERXION ESPAÑA S.A

By: Robert J.M. Assink

By: /s/ Robert J.M. Assink

By: Joint & Several Director

EXECUTED AS A DEED by:

INTERXION CARRIER HOTEL LIMITED

By: J. Camman

By: /s/ J. Camman

By: G. McCullough

By: /s/ G. McCullough

The Agent

SIGNED for and on behalf of

BARCLAYS BANK PLC

Executed by: /s/ Mark Thompson

Acting by: Mark Thompson

The Security Trustee

SIGNED for and on behalf of

BARCLAYS BANK PLC

Executed by: /s/ Mark Thompson

Acting by: Mark Thompson